
BarGlance
Know Before You Go
COMING SOON

INVEST IN **BARGLANCE**

The nightlife app that shows you what's going on around town, in real-time!

LEAD INVESTOR



Elizabeth Allison

BarGlance possesses the characteristics you want in a founder, a partner, and an App. There was not a doubt in my mind when it came to investing with this team. Watching them take their dream that they have cultivated and procured over the past 10 years and turn it into a reality has been a privilege. The have the business savvy and saw where a need in the market and made it come to fruition. Their approach to build a viable, desirable App has been a breath of fresh air. The App provides a well-designed UI that gives the user a well thought out user friendly experience. I appreciate the time and efforts that founder, Justin Moss and his partner Jesse Kasser, have put into the BarGlance App to provide a well-designed UI that gives the user a well thought friendly user experience. I am thrilled to support them in any way I can-and you should too!

Invested $25,000 this round

barglance.com Charleston South Carolina

Technology | B2C | Mobile Apps | Entertainment | Restaurant

Highlights

1. A proven, profitable business model with proprietary mapping software & machine learning algorithms.

2. Over $225k raised in total ✅

3. 50+ Partner Bars & 2 Distributor Ad Partnerships 🤝

4. 7k users in Charleston, SC (beta test) 🤳

5. Average YoY user growth of 243% from 2020 to 2022

6. Pioneering the field of real-time nightlife tech ⛏

Our Team



Justin Moss Founder / CEO

2X startup founder with 2 decades of hospitality & tech experience - BBA in Human Resources



Jesse Kasser Partner / Director of Business Development



Raised over $15M through collegiate & higher educational fundraising - BBA in Marketing, MS in Sports Administration, PhD in Sport and Entertainment Management



Sarah Brand Social Media Manager

Hootsuite Academy & Twitter Flight School graduate - Social Media Influencer



Clinton Surratt Advisor / Systems Engineer

Certified Blockchain Expert - BBA in Economics, MS in Systems Engineering, PhD in Systems Engineering



Scott Shaw Partner / IP Attorney

Managing Partner of LA-based law office - Founding Partner of National tequila brand



Lane Berry Marketing Coordinator

Director of University of Georgia's Talking Dog Agency - Certifications include: Adobe Photoshop, Adobe InDesign, Google Analytics, Google Ads - BA in Advertising, BA in Spanish

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The future of nightlife


BarGlance

Know Before You Go

The Problem

> ## THERE’S NO CENTRAL PLATFORM FOR NIGHTLIFE INFO

Despite its popularity, *going out* has remained largely undisrupted by technology. We use apps for almost everything – except nightlife.

With more information available than ever before, today’s bar-goer still has no way of knowing what’s going on *right now* (where the best bars are, which are busy, or what the crowd is like).

Bar-goers need multiple apps to obtain just part of the decision-making info they need for a night out.


GroupMe
Welcome to GroupMe
Sign In
Create an account
Find My Friends
NORTH AMERICA
People
Start Sharing Location
Snapchat
Flare
Log In With Facebook

Group chats to coordinate plans

Geolocation to see where friends are

Video clips to see inside the bar

Social planners to coordinate events

Today's bar-goer uses an average of 3-5 apps to obtain all the information needed for a night out. Current bar information is spread among multiple platforms and sources, making it inconvenient to access.

Competitive Analysis



Problems with Snapchat, the current go-to app.
01 SNAP MAPS display all business types, not just bars. It was not designed to convey bar information specifically.
02 STORIES are inconsistent and require friends being at the bars
03 BITMOJIS are oversized and cover large portions of the map
Provides no information related to the bar aside from friend location
Bars become hidden as more friends are added
Bar content is mixed with non-bar-related content

(Source: Snap Inc.)

Even the apps that are currently available to bar-goers present several issues in regards to relevant nightlife information, such as saturation of information.

The Solution




BARGLANCE IS A NIGHTLIFE PLATFORM THAT CONNECTS BAR-GOERS WITH BARS THROUGH REAL-TIME DATA

BarGlance is revolutionizing the nightlife industry by transforming the way consumers go out. Our mission is to create the most enjoyable nightlife experiences possible. Meanwhile, our objective is to become a one-stop shop for all things bars. The go-to application for going out.


A one-stop shop for going out

By leveraging technology, we can match bar-goers with the situations, surroundings, and environments that are most desirable to them. We use localized mapping and user data to create a dedicated environment for nightlife info. The combination of tech and data provides bar-goers with decision-making info they can't get anywhere else.



Ratings & Reviews
Best App On My Phone!!
Changing the game!
Heather Adams
Wow!
Ratings & Reviews
Awesome app!
2y ago
175driver17sleeper
I like to use BarGlance whenever my friend and I want to hop around from place to place. Having the ability to see where I'm gonna go next based upon how busy the other bars and restaurants are truly makes bar hopping easier and more enjoyable! Great app!
Seriously download it
1y ago
sneakyvida
A must have for the charleston area! For date night to girls night it is the perfect going out app!! I couldn't recommend it enough
Great App
1y ago
Jimmy Thang
One of the best apps I have used. It is great to be able to check out the seen to be able to give me an outlook of where to go.
Awesome App!
3y ago
Imkdvs
I love being able to see what's happening before heading to the bar! What a great idea!

INITIAL LAUNCH

2019 - Initial Rollout

- Rollout in Charleston, South Carolina
- App receives 5k downloads prior to the Covid-19 lockdowns
- Launch results in interviews with 2 local TV Stations and multiple media articles

Featured On

The Post and Courier · REDFIN · LOWCOUNTRY LIVE · elevate LIFESTYLE · abc4 NEWS · CHARLESTON.COM

The core function of BarGlance has always been to effectively gather and convey relevant nightlife information. We brought this idea to fruition when we launched the first version of our app for beta testing in 2019. Charleston proved to be a successful test market, and we are eager to execute it on a national scale.

Partner Acquisitions

- Palmetto Brewing
- King's Leaf
- Gene's Haufbrau
- NV
- R.B.'s
- Uptown Social
- Henry's
- Charleston Beer Works
- Zia Taqueria

- Pour Taproom
- DECO
- Cooper River Brewing
- Red's Ice House
- Bay Street Biergarten
- Tavern & Table
- Juanita Greenberg's
- Felix
- Mainland Container
- Shelter Kitchen & Bar

- Republic National Distributing
- Fatty's Beer Works
- Coconut Joe's
- Windjammer
- Vickery's
- Ink N Ivy
- King Street Public House
- Triangle Char & Bar
- El Jefe

- Southern Eagle Dist.
- Old Pineville Pub
- Teppy's
- Fairwood 226
- Cuba Libre
- Jazzy's
- Lynch's Irish Pub
- Myth
- Sneakers
- Triangle Char & Bar
- 904 Tacos

2 Distributor Ad Partnerships

3 States

50 Bar

Partnerships

Since our initial launch, we have been focused on establishing partnerships with the go-to nightlife destinations, including: bars, restaurants, nightclubs, and breweries. Our target market for expansion includes geo-targeted metropolitan cities and high-traffic nightlife hotspots.

KPI Data



428%
Year-Over-Year User Growth
5.5%
Uninstall Rate
(Industry Avg 28%)
5
Avg Daily Sessions Per User
$5.46
Avg Revenue Per User (ARPU) (Instagram $5.28)
$2.11
Customer Acquisition Cost (CAC)
$6.57
User Lifetime Value (LTV)
Key Performance Indicators
Sources: AppsFlyer, PostBeyond

After beta testing in Charleston, we are confident that the platform will perform successfully on a national scale. One metric that we've always been particularly proud of is our uninstall rate. Historically speaking, users rarely uninstall the app once they've downloaded it. Moreover, our year-over-year user growth has averaged 243% in the past 2 years.


REVOLUTIONIZING THE
WAY PEOPLE GO OUT
BarGlance

Scaling Up


Search for bars or friends
Friends
1 mile
BarGlance 3.0
Next Gen App
WHERE – are the best bars in each city?
WHAT – is going on at those bars right now?
WHO – is at those bars right now?

Introducing an all-new platform, designed to deliver a frictionless nightlife experience. This version consists of 3 core functions:

1. Mapping - Shows where your friends are and which bars are busy nearby
2. Bar information - Feeds display relevant bar info such as live music, specials, lines, and covers
3. Messaging - Find out what your friends are doing and who is going out; Create group chats around specific events

U.S. Rollout


12 Key Markets
Selection criteria includes high concentrations of:
Bars per capita
Population density
Tourism volume
Major universities
Greek life affiliation
San Francisco
Los Angeles
San Diego
Austin
Dallas
Houston
Orlando
Tampa
Miami
Boston
New York
Philadelphia

In 2023, our priority is to establish our presence in our chosen U.S. markets, which have been selected based on their booming nightlife scenes and the presence of major universities. We plan to scale nationally by implementing a phased, regional approach. Now that we have successfully run our beta testing in Charleston, we will be focusing on six pre-selected East Coast markets before we expand westward. Our goal is to build brand anticipation with each expansion.

> ***Forward looking projections cannot be guaranteed.***

Digital Advertising

The Move to Mobile

As viewership continues to decline, more and more companies are moving away from tv, radio, and print advertising. Conversely, the digital ad space is exploding.

Worldwide mobile advertising spend is expected to increase 45% from 2021 to 2026.



233
276
341
396
446
495
2019
2020
2021
2022
2023
2024

Mobile Internet Ad Spend ($b)



521
602
681
756
820
876
2021
2022
2023
2024
2025
2026

Digital Ad Spend ($b)

Source: Statista

Unsurprisingly, digital and mobile ad spend is expected to continue increasing for the foreseeable future. BarGlance is taking advantage of this trend, as we receive the majority of our revenue from in-app advertising.

Revenue Model

We've created a 3-tiered revenue model for Version 3.0 of the app. Tier 1 is ad-based, with a key focus on alcohol distributor partnerships. Tier 2 is a freemium subscription, once we reach a certain saturation in each market. Tier 3 is an analytics service for bar owners based around the user data we collect.

In-App Advertising Revenue

The 21+ userbase makes BarGlance an ideal platform for alcohol brands



$1.2B
Total US Alcohol Industry Ad Spend [1]
$348M
Total US Alcohol Industry Digital Ad Spend [2]
Projection for 2025
$17M
BarGlance Revenue Potential [3]


Serviceable Obtainable Market
Serviceable Available Market
Total Addressable Market
1-2. Sources include: Zenith Media, Web Strategies Inc., and Sensor Tower. 3. Speculative, based upon a 5% market capture.

To keep our ads relevant to our users, we typically display nightlife-related products in our app. We host the ideal platform for alcohol advertising, an extensive and growing market in the United States, and reap the benefits of its high margins. Our advantages include:

1. **Platform is 21+** - Less advertising restrictions for brands
2. **In-app Ad Targeting** - Based on demographics, geolocation, and favorite drinks
3. **In-app Ad Efficacy** - Users will be purchasing a related product in the immediate future, typically within the hour
4. **Minimal Ad-Fatigue** - Ads are rotated frequently, based on the number of sessions, and only display nightlife-related products


PIONEERING
REAL-TIME
NIGHTLIFE
TECHNOLOGY
BarGlance



Investment Opportunity


Ground floor investment
The company currently has no debt or dilution from prior investments
Unique market conditions
Clear product need and no direct competitor in a market worth billions
Lean business model
Low overhead, high margins and a potential global customer base
Total Raise: 2M[1]
Security Type: SAFE Note
Exit Timeline: 3-4 years
1. Based upon a projected 18-month runway

*Forward looking projections can't be guaranteed. Only $124K of this $2M round is being offered via Wefunder.

BarGlance has the advantage of being one of the only companies in our respective industry. Along with a clear market need, we benefit from having no direct competitors (apart from our indirect competitors, such as Snapchat and Yelp).

Investment Allocation


Software Development
App Design: Discovery, Interface Branding
App Build: Database, System, Layers
Sales & Marketing
Promotional: Brand Ambassadors, Material
Advertising: Sponsored Ads, Media Outlets
Working Capital
Legal: Compliance, Intellectual Property
Human Resources, Accounting


Debugging
Key hires:
Lead Software Developer
Events
Key hires:
Director of Advertising
Director of Market Research
Travel
Key hires:
Human Resources Manager

As highlighted above, we have allocated a portion of our funds to hiring two new Software Developers, a Director of Market Research, and a Director of Advertising. Furthermore, a key component of our marketing strategy is to build and scale a grassroots ambassador program, which will serve to leverage partner bar relationships and influencer networks to drive app downloads and usage. Our chosen Brand Ambassadors will be compensated hourly.

On the other hand, the product that we are building has been outsourced by DEPT, but it will be fully owned and operated internally by the BarGlance team after its completion. We traditionally boast low overhead costs and high profit margins, due to our lean business model, and expect that initial server costs will be minimal.

Investment Timeline


2026
Exit event triggers note conversion
Stakeholder assets transfer
2025-2026
2024-2025
Growth and scale phase
Search begins for potential buyers
Second funding goal met (500k)
Phase 2 app dev complete
Q1 2023
Q4 2022
First funding milestone met (200K)
Phase 1 app dev complete
2022

*Forward looking projections can't be guaranteed

*Forward looking projections can't be guaranteed.

We have structured our investment timeline with our end-goal in mind; therefore, we have decided that our ideal exit strategy is an acquisition. We have compiled a list of potential buyers, all of whom are big tech companies. Then, we've ranked them based on the appeal of our target market, IP, business segment, and software applications across other platforms. Based on our rankings, the top three potential buyers are Meta, Snap Inc., and Alphabet.

> ***Forward looking projections cannot be guaranteed.***


BarGlance
THANK YOU
Contact Us: info@barglance.com

Downloads

BarGlance 3.0 Teaser Video.mov